UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No. 19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China, 361000

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into Material Definitive Agreements and Closing of the Private Placement

Private Placement

On September 5, 2025, Meiwu Technology Company Limited (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with Changbin Xia, the Chairman of the Company, who is “non-U.S. Person” (the “Investor”) as defined in Regulation S of the Securities Act, pursuant to which the Company agreed to sell an aggregate of 12,000,000 ordinary shares (the “Shares”), no par value. The purchase price of each Share is $0.80, and the aggregate purchase price will be approximately $9.6 million (the “Offering”).

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Investor is “non-U.S. Person” as defined in Regulation S and are acquiring the Shares for the purpose of investment and (b) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The net proceeds of the Offering shall be used by the Company in connection with the Company’s working capital, and general corporate purposes, or other related business as approved by the board of directors of the Company.

The form of the SPA is filed as Exhibit 99.1 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Offering has been duly approved by the Company’s Audit Committee and the Board of Directors, with the Investor, in his capacity as Chairman of the Board, abstaining from the resolution.

The closing of the Offering and sale of the Shares occurred on September 10, 2025 when all the closing conditions of the SPA have been satisfied. The Company issued the Shares in exchange for gross proceeds of $9.6 million, before the deduction of customary expenses.

The Shares were issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933. Following the closing of the Offering, the Company has an aggregate of 15,643,353 ordinary shares issued and outstanding as of the date of this report.

Exhibits

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

	By:	/s/ Zhichao Yang
Zhichao Yang
Chief Executive Officer

Date: September 12, 2025